UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	12/31/2006

or
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Edentify, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

74 W. Broad Street, Suite 350
Address of Principal Executive Office (Street and Number)

Bethlehem, PA 18018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As a result of transitioning to new auditors for the Company, the auditors were unable to complete the audit of the financial statements and the Company could not have filed this report by the prescribed date for filing same without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Terrence DeFranco	610	814-6830
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate that our net sales for the year ended December 31, 2006 will be approximately $109,028 as compared to $556 for the same period in 2005.  We currently estimate our overall net loss for the year ended December 31, 2006 will be ($8,446,223) versus ($2,114,842) for the same period in 2005. The loss was primarily due to three factors: 1) general and administrative expenses of approximately $3,438,239, resulting from primarily from implementation of FASB 123R requiring reporting of stock based compensation in the amount of approximately $1,700,000, 2) costs associated with the development of our fraud detection service totaling $621,455 and 3) financing costs and interest expense associated with amortization of debt discount for convertible debentures and notes payable issued during 2006 in the amount of approximately $1,911,943. Our net loss in discontinued operations was approximately $95,798 for the year ended December 31, 2006 primarily due to the discontinued operations of our InfoCenter, Inc. subsidiary.

Edentify, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 4/02/07	By:	/s/ Terrence DeFranco
Terrence DeFranco
	Title:	Chief Executive Officer and principal financial officer